Exhibit 99.1

Docebo Inc. Announces CEO Succession and Substantial Issuer Bid

Toronto, Ontario, November 22, 2023 – Docebo Inc. (NASDAQ: DCBO; TSX: DCBO) (“Docebo” or the “Company”) today announced a CEO succession plan for Claudio Erba, founder of the Company. Mr. Erba will be stepping away from his role as Chief Executive Officer and a member of the board of directors (the “Board”) and will be transitioning to the role of Chief Innovation Officer. The Board has appointed Alessio Artuffo to the role of Interim Chief Executive Officer effective March 1, 2024. Docebo also announced that the Board has approved a substantial issuer bid (the “Offer”) under which the Company will offer to repurchase for cancellation up to US$100,000,000 of its outstanding common shares (“Common Shares”) at a price of US$55.00 per Common Share.

CEO Transition

Claudio Erba and the Board have agreed, following a thoughtful process, to implement a succession plan that enables Mr. Erba to step back from his current roles effective February 29, 2024. Mr. Erba’s new role as Chief Innovation Officer will provide him with more time to focus exclusively on his true passion, innovation, and reduce the time-consuming operational responsibilities.

Alessio Artuffo, the Company’s President and Chief Operating Officer, will be appointed Interim Chief Executive Officer, effective March 1, 2024, and will also continue in his current role until a permanent CEO is named. Mr. Artuffo will be considered for the permanent CEO position as part of the succession planning process being implemented by the Board. Mr. Artuffo joined Docebo over a decade ago and has served in roles of increasing responsibility including Chief Revenue Officer and more recently, President and Chief Operating Officer. Mr. Artuffo is an expert in the e-learning and knowledge management industry and has been a critical contributor to Docebo’s success.

“Docebo has built a strong foundation for its customers and employees and is positioned for extraordinary success in the future,” said Claudio Erba, Chief Executive Officer. “Innovation is my passion and this provides me with the opportunity to focus on innovation exclusively. It’s an important next step for a high growth organization when the entrepreneur recognizes the skillsets necessary to realize the company’s full potential.”

“Claudio is an exceptional human being, entrepreneur, and innovator,” said Jason Chapnik, Chair of the Board. “Claudio’s contribution in his new role will help ensure that innovation will continue to drive our competitive differentiation and industry leading position. Alessio’s appointment to the role of President more than a year ago was the first step in our overall succession plan, and the Board has full confidence in Docebo’s growth and execution under his strong and proven leadership.”

“The Company is executing strongly and we see continued opportunity ahead to build on the legacy of a great company for its customers and employees as we leverage the investments we’ve made over the past few years,” said Alessio Artuffo, incoming Interim Chief Executive Officer.

Substantial Issuer Bid

The Offer will not be conditional upon any minimum number of Common Shares being tendered. The Offer will, however, be subject to other conditions and the Company will reserve the right, subject to applicable laws, to withdraw or amend the Offer, if, at any time prior to the payment of deposited Common Shares, certain events occur. If Common Shares with an aggregate purchase price of more than US$100,000,000 are properly tendered and not properly withdrawn, the Company will purchase the Common Shares on a pro rata basis except that “odd lot” tenders (of holders beneficially owning fewer than 100 Common Shares) will not be subject to pro-ration.

The Company and the Board believe that the Offer is in the best interests of the Company and represents a desirable use of a portion of its significant cash on hand. The Company remains focused on making investments to promote long-term growth and profitability, while creating immediate value for shareholders through the Offer. Following the Offer, the Company expects to have sufficient cash on hand which, combined with the cash flow that it expects to generate, will allow the Company to continue investing in areas of growth, including through strategic investments such as acquisitions.

Participation of Intercap, Directors and Officers

Intercap Equity Inc. (“Intercap”), which beneficially owns 13,589,920 Common Shares, representing approximately 43% of the Company’s issued and outstanding Common Shares, has informed the Company that it is interested in participating in the Offer with the goal of maintaining an approximate 40% ownership interest in the Company.

To the Company’s knowledge, no other directors or officers have indicated an intention to tender Common Shares to the Offer. Such individuals may sell Common Shares on the TSX or Nasdaq while the Offer is outstanding.

Additional Information

The Company has engaged Canaccord Genuity Corp. as financial advisor for the Offer and TSX Trust Company to act as the depositary for the Offer. Any questions or requests for information may be directed to TSX Trust Company, as the depositary for the Offer, at 1-866-600-5869 (Toll Free – North America).

The Offer will be for up to approximately 5.7% of the total number of issued and outstanding Common Shares on a non-diluted basis. The Offer is denominated in United States dollars and shareholders will receive payment in United States dollars, while Canadian shareholders may, at their option, elect to receive payment in Canadian dollars.

The Board of Directors of the Company has approved the Offer. However, none of the Company, Canaccord Genuity Corp. or TSX Trust Company makes any recommendation to any shareholder as to whether to deposit or refrain from depositing Common Shares under the Offer. Shareholders are urged to evaluate carefully all information in the Offer, consult their own financial, legal, investment and tax advisors, and make their own decisions as to whether to deposit Common Shares under the Offer.

The formal offer to purchase and issuer bid circular, letter of transmittal and notice of guaranteed delivery (collectively, the “Offer Documents”) containing the terms and conditions of the Offer and instructions for tendering Common Shares will be filed with the applicable securities regulators and mailed to shareholders on or about November 23, 2023. The Offer Documents will be available free of charge under the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. Shareholders should carefully read the Offer Documents prior to making a decision with respect to the Offer. In particular, the Offer Documents describe certain tax consequences to shareholders of selling Common Shares under the Offer, including that shareholders who sell Common Shares under the Offer are generally expected to be deemed to receive a dividend equal to the excess of the purchase price over the paid-up capital of a Common Share for purposes of the Income Tax Act (Canada), which paid-up capital the Company estimates will be approximately C$10.60 per Common Share.

The Company has temporarily suspended purchases of Common Shares pursuant to the Company’s normal course issuer bid, which commenced on May 18, 2023 and expires no later than May 17, 2024 (the “NCIB”) in accordance with applicable securities legislation.

The Offer referred to in this press release has not yet commenced. This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Common Shares. The solicitation and the offer to buy Common Shares will only be made pursuant to the Offer Documents to be filed with the applicable securities regulators in Canada and the United States.

Forward-Looking Information

This news release may contain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws, including, without limitation, statements regarding the CEO transition, the Company’s intention to commence the Offer, the size, timing, tax consequences, terms and conditions of the Offer, participation in the Offer by Intercap, potential sales of Common Stock outside the Offer by directors or officers of the Company, the Company’s cash strategy and future cash levels, the Company’s acquisition strategy and investments to promote long-term growth and profitability of the Company’s business and purchases under the NCIB and the Company’s positioning for future success.

This forward-looking information is based on our opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, risks that the acquired business will not perform as expected, the Company will not be able to successfully integrate the acquired business and those factors discussed in greater detail under the “Risk Factors” section in our Annual Information Form, available free of charge under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and should be considered carefully by prospective Investors.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward- looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.

For further information, please contact:

Mike McCarthy

Vice President – Investor Relations

(214) 830-0641

mike.mccarthy@docebo.com